June 25, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:  Patrick Gilmore

Re:	Quantum Corporation Form 10-K for Fiscal Year Ended March 31, 2008 Filed June 13, 2008 File No. 001-13449

Ladies and Gentlemen:

Quantum Corporation (the “Company” or “Quantum”) submits this letter in response to the additional comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated June 24, 2009 relating to the Company’s Form 10-K for Fiscal Year Ended March 31, 2008, filed June 13, 2008.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2008

Item 8: Financial Statements and Supplementary Data

Note 3: Summary of Significant Accounting Policies

Service Parts for Maintenance, page 59

1.	Your response to prior comment number 2 indicates you have “modeled a decline in value” of service parts based on the slow down of their usage. However, we note the following:

•

Your statements on page 4 of your response appear to contradict your conclusion that your service parts have a “modeled decline in value.” In this regard, you indicate that “identical service part numbers…have the same value regardless of their age or prior utilization” and “the fair value of two identical refurbished service parts that differ only in how long they have previously been used is the same regardless of age”;

Securities and Exchange Commission

June 25, 2009

•

A “modeled decline in value” does not appear consistent with your assertion on page 2 of your response that you believe the loss of utility of your service parts is largely the result of excess and obsolete service parts; and

•	It is unclear how ARB 43 contemplates a “modeled decline in value.”

Please clarify why a “modeled decline in value” is consistent with the LCM model in ARB 43 and the statements you make elsewhere in your response.

Response:

When the words “modeled decline in value” were used in our June 15, 2009 response, we were not referring to a systematic or time-based write down like the amortization method we had used historically. Instead, we were referring to an LCM analysis which considers the movement of parts and loss of utility that occurs as parts transition through product life cycles. LCM write downs would be based on slow downs in the actual movement of parts during the product life cycles related to end of service life support or reduction in the number of service contracts rather than on a model based on the passage of time. As contracts expire, the related service parts have loss of usage which we equate to loss of utility. As this occurs we would write down the value of the service part since there would be no alternative use in another product line or for another purpose. Service parts with a net realizable value of zero are then disposed of.

2.	Please clarify the time lag between distribution, return and refurbishment of the service parts as described in your explanation of service part transactions in response to prior comment number 2. If distribution, return and refurbishment can occur in different reporting periods, please clarify whether there is any impact to your consolidated financial statements for current and prior reporting periods.

Response:

Upon receipt of a service call and evaluation of the situation we ship out required service parts from the nearest strategic stocking location to the customer site or local field technician that is handling the repair. The service part is then exchanged onsite and returned to us for refurbishment. This process results in an immediate physical exchange of the service part. This is further supported by our data that during our fiscal year ended March 31, 2009 we shipped out $142.8 million in service parts and received back $142.5 million and during our fiscal year ended March 31, 2008 we shipped out $143.8 million in service parts and received back $144.0 million.

Securities and Exchange Commission

June 25, 2009

As stated in our response letter dated June 15, 2009, required refurbishment of service parts is typically quick and simple. The majority of repairs can be completed in less than one or two hours in our internal repair center. In addition, over the past eighteen weeks we have been tracking repair activity at a third-party site that repairs our service parts. The data from this repair site reflects receipt of 2,000 service parts and refurbishment and shipment of approximately the same number of service parts over that same period. At the same site, average applied hours per repair is slightly over one hour.

The refurbished service parts are needed at strategic stocking locations around the world where we have contracts that provide for support including four-hour response time up to seven days per week and 24 hours per day. Therefore, we cycle through our distribution, return and refurbishment process rapidly to reduce requirements to purchase additional service parts. This is supported by the purchase of only $18 million in service parts during the past two fiscal years, most of which relate to new product introductions. In addition, in certain product lines, approximately 50% of parts returned are evaluated and have no trouble found (NTF) thereby requiring no refurbishment.

We believe there is little, if any, impact to our consolidated financial statements for current or prior reporting periods due to any time lag between distribution, return and refurbishment of our service parts.

3.	To the extent the application of ARB 43 does not result in a material difference from the Company’s historical accounting, we will not object to your proposal of prospective application beginning with your Form 10-K for the fiscal year ended March 31, 2009; however, please confirm you intend to present such adjustment as a change in accounting principle.

Response:

We confirm that we will present the adjustment resulting from the application of ARB 43 to our service parts inventories as a change in accounting principle for our fiscal year ended March 31, 2009. As indicated in the SAB 99 analysis in our response dated June 15, 2009, we believe the impact of applying ARB 43 to previously reported periods is not material. Further, we believe the impact of adopting the change during our year ended March 31, 2009 is not material. The $2.2 million cumulative effect adjustment that would be recorded in fiscal 2009 represents 0.6% of both our pre-tax and net losses for that year. Our proposed disclosure relating to this change is provided below:

In the fourth quarter of fiscal 2009, we changed our method of accounting for service parts for maintenance. The previous accounting method was to classify service parts as long-lived assets and to amortize the parts over their estimated useful life of eight years. Our new method of accounting is to classify service parts as inventory and to account for the parts at lower of cost or market.

Securities and Exchange Commission

June 25, 2009

We treated the change in method of accounting for service parts as a change in accounting principle in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). SFAS No. 154 requires that such accounting changes be made on a retrospective basis by adjusting the Consolidated Financial Statements to apply the inventory method retrospectively to all prior periods presented.

As a result of applying the accounting change retrospectively, net service parts of $77.2 million as of March 31, 2008 is now included as a separate caption called service parts inventories in current assets in the accompanying Consolidated Balance Sheets. Prior to the accounting change, this amount was reported as service parts for maintenance under long-term assets. In addition, expenses related to service parts of $16.1 million and $10.8 million for the years ended March 31, 2008 and 2007, respectively, have been reclassified in the Consolidated Statements of Cash Flows from amortization to a separate caption within the cash flows from operating activities section called service parts lower of cost or market adjustment. The impact of the accounting change on previously reported loss before income taxes, net loss and net loss per share of each prior period was not material. Accordingly, the cumulative effect of the change in accounting principle of $2.2 million was recorded as an increase in service cost of revenue in the Consolidated Statements of Operations for the year ended March 31, 2009. This cumulative effect adjustment resulted in a $2.2 million increase in loss before income taxes and net loss and a $0.01 increase in net loss per share for fiscal 2009. This $2.2 million represents 0.6% of our fiscal 2009 loss before income taxes and net loss. Since the cumulative effect of the accounting change was recorded during the year ended March 31, 2009, retained earnings as of April 1, 2007 was not impacted.

4.	Please provide us with your proposed accounting policy disclosure that incorporates the changes to your accounting for service parts.

Response:

Our proposed policy disclosure for our service parts inventory is provided below:

Our service parts inventories are stated at the lower of cost or market in accordance with Accounting Research Bulletin No. 43, Chapter 4. We carry service parts because we

Securities and Exchange Commission

June 25, 2009

generally provide product warranty for 3 to 36 months and earn revenue by providing enhanced and extended warranty and repair service during and beyond this warranty period. Service parts inventories consist of both component parts, which are primarily used to repair defective units, and finished units, which are provided for customer use permanently or on a temporary basis while the defective unit is being repaired. Defective parts returned from customers that can be repaired are repaired and put back into service parts inventories at their fair value. We record adjustments to reduce the carrying value of inventory to its net realizable value, and we dispose of parts with a net realizable value of zero. Factors influencing these adjustments include product life cycles, end of service life plans and volume of enhanced or extended warranty service contracts. Estimates of net realizable value involve significant estimates and judgments about the future, and revisions would be required if these factors differ from our estimates.

* * * * * * *

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (425) 201-1481. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at (425) 201-1577. Thank you for your assistance.

Sincerely,

/s/ Jon W. Gacek
Jon W. Gacek
Executive Vice President, Chief Financial Officer and Chief Operating Officer
Quantum Corporation